Semiannual Report

MARCH 31, 2006

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors Limited-Term Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Fixed Income Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Fixed Income Funds, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended March 31, 2006. Stock prices generally rose during the period while bond prices were flat, accompanied by a dramatic narrowing of the difference in income potential between money market securities (those maturing in less than a year) and bonds that mature in 10 to 30 years. Overall, the Citigroup Broad Investment Grade Index declined 0.03 percent over the last six months.

Between September and March, global financial markets contended with volatile energy prices, uncertainties regarding both Federal Reserve monetary policy and U.S. government fiscal policy and negative news related to the Iraq war and Iran's nuclear ambitions. Several U.S. states faced economic issues related to rebuilding after the worst hurricane season in the nation's history last summer.

Despite all these challenges, the S&P 500 Index increased 6.39 percent during the six-month period ended March 31, while the Dow Jones Industrial Average rose 6.13 percent. Corporate profits have remained strong in many sectors even as growth in U.S. gross domestic product (GDP) slowed -- we think temporarily -- to 1.7 percent in 2005's calendar fourth quarter. Housing markets in the U.S. cooled a bit as the yield on 10-year U.S. Treasury bonds -- a fixed-income security that lenders often use to set home

mortgage rates -- rose to 4.85 percent, from 4.30 percent six months earlier.

Many market professionals have one question in mind these days: how much more will the Federal Reserve have to tighten money before it becomes convinced that inflation is under control? By March 31, the Fed's target for short-term interest rates (the Federal Funds rate) stood at 4.75 percent following four quarter-point increases since September. We think that as it becomes clear that the U.S. economy is operating at a sustainable, non-inflationary rate, the two-year long tightening cycle may end.

This past winter, many Americans were fortunate to enjoy relatively mild weather -- blunting the impact of high natural gas prices on consumer spending. Nevertheless, energy costs remain an economic wild card, as evidenced by a recent rebound in gasoline prices with the arrival of spring.

We believe that longer term, higher energy prices are here to stay, creating pain at the pump, but also investment opportunity both here and abroad. That is one reason why we believe that the best way to achieve your long-term financial goals is to develop and maintain a personal financial plan. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change and provide greater balance to your portfolio.

Your financial advisor can help you develop an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2006.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Government Securities Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 994.90	1.17%	$ 5.79
Class B	1,000	990.50	2.09	10.35
Class C	1,000	990.80	2.01	9.95
Class Y	1,000	996.90	0.77	3.89
Based on 5% Return[2]				
Class A	$1,000	$1,019.09	1.17%	$ 5.86
Class B	1,000	1,014.51	2.09	10.48
Class C	1,000	1,014.91	2.01	10.07
Class Y	1,000	1,021.07	0.77	3.94

Limited-Term Bond Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,001.50	1.24%	$ 6.20
Class B	1,000	996.80	2.18	10.88
Class C	1,000	997.10	2.11	10.48
Class Y	1,000	1,003.70	0.78	3.91
Based on 5% Return[2]				
Class A	$1,000	$1,018.77	1.24%	$ 6.26
Class B	1,000	1,014.07	2.18	10.98
Class C	1,000	1,014.39	2.11	10.58
Class Y	1,000	1,021.03	0.78	3.94

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GOVERNMENT SECURITIES FUND

Portfolio Highlights

On March 31, 2006, Waddell & Reed Advisors Government Securities Fund had net assets totaling $230,993,192 invested in a diversified portfolio of:

98.95%	Bonds
1.05%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Mortgage-Backed Obligations	$72.76
Treasury Obligations	$19.85
Agency Obligations	$ 6.34
Cash and Cash Equivalents	$ 1.05

Please note that securities issued by U.S. Government-sponsored entities, including the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Banks (FHLBs) are not funded by Congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States Government.

The Investments of Government Securities Fund

March 31, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 6.34%		
Federal Home Loan Bank,		
5.75%, 10–15–07	$ 3,000	$ 3,029,580
Federal Home Loan Mortgage Corporation,		
4.125%, 2–24–11	1,400	1,335,197
Tennessee Valley Authority:		
4.875%, 12–15–16	10,000	10,019,880
5.88%, 4–1–36	250	267,724
Total Agency Obligations		**14,652,381**
Mortgage-Backed Obligations – 72.76%		
Federal Agricultural Mortgage Corporation,		
7.064%, 1–25–12	2,932	2,959,075
Federal Home Loan Mortgage Corporation,		
5.25%, 11–5–12	1,500	1,474,555
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.0%, 5–15–19	4,500	4,315,294
5.0%, 5–15–23	8,000	7,679,105
5.5%, 4–15–24 (Interest Only)	5,769	479,255
5.5%, 4–15–24 (Interest Only)	3,157	183,219
6.0%, 3–15–29	776	781,090
5.0%, 7–15–29 (Interest Only)	2,813	331,670
7.5%, 9–15–29	4,686	4,890,998
4.0%, 2–15–30	3,000	2,839,645
4.25%, 3–15–31	2,268	2,174,737
5.0%, 9–15–31 (Interest Only)	3,311	532,859
5.0%, 9–15–32	5,500	5,128,443
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
7.5%, 9–1–07	2	1,816
8.0%, 2–1–23	88	93,369
6.5%, 11–1–24	186	189,583
5.0%, 7–1–25	2,857	2,743,406
7.0%, 12–1–25	311	320,576
6.0%, 11–1–28	2,062	2,069,124
6.5%, 11–1–31	533	544,954
6.0%, 2–1–32	501	501,766
5.0%, 3–1–35	2,304	2,192,513
5.5%, 10–1–35	1,962	1,916,142

See Notes to Schedule of Investments on page 11.

The Investments of Government Securities Fund

March 31, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation		
Non-Agency REMIC/CMO:		
5.5%, 12–15–13 (Interest Only)	$ 931	$ 208,712
5.0%, 4–15–18	3,950	3,809,132
Federal National Mortgage Association Adjustable		
Rate Pass-Through Certificates,		
4.97%, 5–1–35	8,770	8,610,383
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.0%, 3–25–18	7,000	6,720,644
5.0%, 3–25–18 (Interest Only)	1,952	161,452
5.0%, 6–25–18	6,000	5,833,213
4.5%, 8–25–18	2,500	2,431,717
5.5%, 2–25–32	4,500	4,442,683
4.0%, 11–25–32	1,290	1,222,359
4.0%, 2–25–33	1,388	1,332,885
4.0%, 3–25–33	2,321	2,201,978
3.5%, 8–25–33	6,127	5,501,102
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
7.135%, 6–1–07	5,112	5,157,110
7.15%, 6–1–07	2,075	2,093,118
5.5%, 1–1–17	1,120	1,114,398
6.0%, 1–1–17	765	775,812
5.5%, 10–1–23	2,156	2,127,552
7.0%, 12–1–23	399	411,216
5.0%, 4–1–24	3,385	3,254,795
5.0%, 2–1–25	7,548	7,258,233
7.42%, 10–1–25	5,490	6,121,900
6.0%, 4–1–34	4,793	4,793,058
5.5%, 12–1–34	9,624	9,407,599
Federal National Mortgage Association Non-Agency		
REMIC/CMO:		
4.5%, 7–25–24	6,000	5,504,029
5.5%, 9–25–31	4,500	4,396,310
5.0%, 3–25–33	4,000	3,921,702
Government National Mortgage Association		
Agency REMIC/CMO:		
5.5%, 6–20–28 (Interest Only)	6,456	595,431
5.0%, 1–20–32	2,397	2,349,211

See Notes to Schedule of Investments on page 11.

The Investments of Government Securities Fund

March 31, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
7.0%, 7–15–23	$ 250	$ 260,315
7.0%, 8–20–27	46	47,191
6.5%, 7–15–28	504	523,330
9.75%, 11–15–28	2,757	2,925,037
6.5%, 5–15–29	347	360,415
7.75%, 10–15–31	1,854	1,904,162
Guaranteed Development Company Participation Certificates, Series 1995–20 F, Guaranteed by the United States Small Business Administration (an Independent Agency of the United States),		
6.8%, 6–1–15	1,027	1,053,957
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust:		
2001–3 Class G,		
6.5%, 4–15–27	1,206	1,209,013
2002–1 Class 2-G,		
6.5%, 10–15–25	447	446,152
2002–3 Class G,		
6.0%, 2–15–30	4,000	4,053,032
2003–1 Class D,		
5.75%, 12–15–25	2,692	2,691,680
2003–1 Class E,		
5.75%, 4–15–27	4,000	4,027,580
2003–2 Class D,		
5.0%, 11–15–23	750	747,826
2003–2 Class E,		
5.0%, 12–15–25	1,750	1,717,669
Total Mortgage-Backed Obligations		**168,068,287**
Treasury Obligations – 19.85%		
United States Treasury Bonds:		
3.75%, 5–15–08	4,500	4,403,322
6.125%, 11–15–27	10,000	11,384,380

See Notes to Schedule of Investments on page 11.

The Investments of Government Securities Fund

March 31, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations (Continued)		
United States Treasury Notes:		
4.0%, 4–15–10	$12,000	$ 11,636,724
5.0%, 8–15–11	11,750	11,853,271
4.0%, 2–15–15	7,000	6,560,036
Total Treasury Obligations		**45,837,733**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 98.95%		**$228,558,401**
(Cost: $233,291,557)		
SHORT-TERM SECURITY – 0.49%		
United States Government Agency Obligation		
Federal Home Loan Bank,		
4.65%, 4–3–06	1,139	**$ 1,138,706**
(Cost: $1,138,706)		
TOTAL INVESTMENT SECURITIES – 99.44%		**$229,697,107**
(Cost: $234,430,263)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.56%		**1,296,085**
NET ASSETS – 100.00%		**$230,993,192**

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GOVERNMENT SECURITIES FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $234,430) (Notes 1 and 3)	$229,697
Cash	44
Receivables:	
Interest	1,820
Fund shares sold	294
Investment securities sold	1
Prepaid and other assets	34
Total assets	231,890

LIABILITIES

Payable to Fund shareholders	616
Dividends payable	113
Accrued shareholder servicing (Note 2)	78
Accrued service fee (Note 2)	42
Accrued accounting services fee (Note 2)	8
Accrued management fee (Note 2)	3
Accrued distribution fee (Note 2)	2
Other	35
Total liabilities	897
Total net assets	$230,993

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 431
Additional paid-in capital	236,694
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss on investment transactions	(1,399)
Net unrealized depreciation in value of investments	(4,733)
Net assets applicable to outstanding units of capital	$230,993
Net asset value per share (net assets divided by shares outstanding):	
Class A	$5.37
Class B	$5.37
Class C	$5.37
Class Y	$5.37
Capital shares outstanding:	
Class A	36,854
Class B	2,994
Class C	1,882
Class Y	1,323
Capital shares authorized	1,500,000

See Notes to Financial Statements.

Statement of Operations

GOVERNMENT SECURITIES FUND
For the Six Months Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$ 6,249
Expenses (Note 2):	
Investment management fee	600
Shareholder servicing:	
Class A	307
Class B	40
Class C	21
Class Y	4
Service fee:	
Class A	256
Class B	21
Class C	13
Distribution fee:	
Class A	4
Class B	64
Class C	40
Accounting services fee	46
Audit fees	10
Custodian fees	8
Legal fees	2
Other	85
Total expenses	1,521
Net investment income	4,728

**REALIZED AND UNREALIZED LOSS
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on investments	(1,142)
Unrealized depreciation in value of investments	(5,030)
Net loss on investments	(6,172)
Net decrease in net assets resulting from operations	$(1,444)

See Notes to Financial Statements.

Statement of Changes in Net Assets

GOVERNMENT SECURITIES FUND
(In Thousands)

	For the six months ended March 31, 2006	For the fiscal year ended September 30, 2005
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 4,728	$ 9,138
Realized net gain (loss) on investments	(1,142)	172
Unrealized depreciation.	(5,030)	(3,322)
Net increase (decrease) in net assets resulting from operations	(1,444)	5,988
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(4,190)	(8,081)
Class B	(265)	(541)
Class C	(171)	(336)
Class Y	(102)	(180)
Realized gains on investment transactions:		
Class A	(149)	(1,420)
Class B	(12)	(131)
Class C	(8)	(78)
Class Y	(3)	(28)
	(4,900)	(10,795)
Capital share transactions (Note 5)	(9,172)	(6,442)
Total decrease	(15,516)	(11,249)
NET ASSETS		
Beginning of period.	246,509	257,758
End of period.	$230,993	$246,509
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 15 - 18.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$5.51	$5.62	$5.72	$5.80	$5.63	$5.27
Income (loss) from investment operations:						
Net investment income	0.11	0.21	0.21	0.22	0.25	0.29
Net realized and unrealized gain (loss) on investments. . . .	(0.14)	(0.07)	(0.08)	(0.08)	0.17	0.36
Total from investment operations	(0.03)	0.14	0.13	0.14	0.42	0.65
Less distributions from:						
Net investment income	(0.11)	(0.21)	(0.21)	(0.22)	(0.25)	(0.29)
Capital gains	(0.00)*	(0.04)	(0.02)	(0.00)	(0.00)	(0.00)
Total distributions	(0.11)	(0.25)	(0.23)	(0.22)	(0.25)	(0.29)
Net asset value, end of period.	$5.37	$5.51	$5.62	$5.72	$5.80	$5.63
Total return[1]	−0.51%	2.49%	2.06%	2.40%	7.72%	12.68%
Net assets, end of period (in millions)	$198	$213	$221	$297	$303	$168
Ratio of expenses to average net assets	1.17%[2]	1.17%	1.19%	1.05%	1.04%	1.11%
Ratio of net investment income to average net assets	4.03%[2]	3.78%	3.82%	3.76%	4.40%	5.32%
Portfolio turnover rate.	22%	36%	13%	93%	27%	32%

*Not shown due to rounding.
(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$5.51	$5.62	$5.72	$5.80	$5.63	$5.27
Income (loss) from investment operations:						
Net investment income	0.08	0.16	0.16	0.17	0.20	0.24
Net realized and unrealized gain (loss) on investments. . . .	(0.14)	(0.07)	(0.08)	(0.08)	0.17	0.36
Total from investment operations	(0.06)	0.09	0.08	0.09	0.37	0.60
Less distributions from:						
Net investment income	(0.08)	(0.16)	(0.16)	(0.17)	(0.20)	(0.24)
Capital gains	(0.00)*	(0.04)	(0.02)	(0.00)	(0.00)	(0.00)
Total distributions	(0.08)	(0.20)	(0.18)	(0.17)	(0.20)	(0.24)
Net asset value, end of period.	$5.37	$5.51	$5.62	$5.72	$5.80	$5.63
Total return	−0.95%	1.56%	1.12%	1.53%	6.79%	11.70%
Net assets, end of period (in millions)	$16	$18	$20	$28	$27	$9
Ratio of expenses to average net assets	2.09%[1]	2.09%	2.12%	1.90%	1.90%	1.98%
Ratio of net investment income to average net assets	3.11%[1]	2.87%	2.89%	2.91%	3.51%	4.33%
Portfolio turnover rate.	22%	36%	13%	93%	27%	32%

*Not shown due to rounding.
(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$5.51	$5.62	$5.72	$5.80	$5.63	$5.27
Income (loss) from investment operations:						
Net investment income	0.09	0.16	0.17	0.17	0.20	0.25
Net realized and unrealized gain (loss) on investments. . . .	(0.14)	(0.07)	(0.08)	(0.08)	0.17	0.36
Total from investment operations	(0.05)	0.09	0.09	0.09	0.37	0.61
Less distributions from:						
Net investment income	(0.09)	(0.16)	(0.17)	(0.17)	(0.20)	(0.25)
Capital gains	(0.00)*	(0.04)	(0.02)	(0.00)	(0.00)	(0.00)
Total distributions	(0.09)	(0.20)	(0.19)	(0.17)	(0.20)	(0.25)
Net asset value, end of period.	$5.37	$5.51	$5.62	$5.72	$5.80	$5.63
Total return	−0.92%	1.62%	1.20%	1.58%	6.86%	11.79%
Net assets, end of period (in millions)	$10	$11	$12	$19	$22	$6
Ratio of expenses to average net assets	2.01%[1]	2.04%	2.04%	1.85%	1.85%	1.85%
Ratio of net investment income to average net assets	3.19%[1]	2.92%	2.97%	2.96%	3.58%	4.47%
Portfolio turnover rate.	22%	36%	13%	93%	27%	32%

*Not shown due to rounding.
[1]Annualized.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$5.51	$5.62	$5.72	$5.80	$5.63	$5.27
Income (loss) from investment operations:						
Net investment income	0.12	0.23	0.24	0.23	0.26	0.31
Net realized and unrealized gain (loss) on investments. . . .	(0.14)	(0.07)	(0.08)	(0.08)	0.17	0.36
Total from investment operations	(0.02)	0.16	0.16	0.15	0.43	0.67
Less distributions from:						
Net investment income	(0.12)	(0.23)	(0.24)	(0.23)	(0.26)	(0.31)
Capital gains	(0.00)*	(0.04)	(0.02)	(0.00)	(0.00)	(0.00)
Total distributions	(0.12)	(0.27)	(0.26)	(0.23)	(0.26)	(0.31)
Net asset value, end of period.	$5.37	$5.51	$5.62	$5.72	$5.80	$5.63
Total return	−0.31%	2.91%	2.49%	2.72%	8.03%	13.04%
Net assets, end of period (in millions)	$7	$5	$4	$4	$8	$3
Ratio of expenses to average net assets	0.77%[1]	0.77%	0.77%	0.73%	0.74%	0.79%
Ratio of net investment income to average net assets	4.43%[1]	4.19%	4.24%	4.07%	4.69%	5.64%
Portfolio turnover rate.	22%	36%	13%	93%	27%	32%

*Not shown due to rounding.
(1)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF LIMITED-TERM BOND FUND

Portfolio Highlights

On March 31, 2006, Waddell & Reed Advisors Limited-Term Bond Fund had net assets totaling $152,738,795 invested in a diversified portfolio of:

96.52%	Bonds
3.48%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Corporate Debt Securities	$38.19
United States Government Treasury Obligations	$28.11
United States Government Agency Mortgage-Backed Obligations	$23.83
United States Government Agency Obligations	$ 6.39
Cash and Cash Equivalents.	$ 3.48

On March 31, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	58.33%
AA.	1.93%
A	13.47%
BBB	22.79%
Cash and Cash Equivalents.	3.48%

Please note that securities issued by U.S. Government-sponsored entities, including the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Banks (FHLBs) are not funded by Congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States Government.

The Investments of Limited-Term Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 3.33%		
Raytheon Company,		
6.75%, 8–15–07	$5,000	$ 5,078,265
Broadcasting – 1.88%		
Cox Communications, Inc.,		
4.625%, 1–15–10	3,000	2,875,812
Business Equipment and Services – 2.71%		
USA Waste Services, Inc.,		
7.125%, 10–1–07	4,050	4,145,730
Capital Equipment – 1.94%		
John Deere Capital Corporation,		
4.5%, 8–22–07	3,000	2,968,158
Chemicals – Petroleum and Inorganic – 1.91%		
Monsanto Company,		
4.0%, 5–15–08	3,000	2,913,189
Chemicals – Specialty – 2.17%		
Praxair, Inc.,		
2.75%, 6–15–08	3,500	3,314,038
Finance Companies – 1.93%		
International Lease Finance Corporation,		
5.0%, 4–15–10	3,000	2,942,595
Food and Related – 1.89%		
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (A)	3,000	2,892,735
Forest and Paper Products – 2.02%		
International Paper Company,		
4.25%, 1–15–09	3,200	3,086,867
Mining – 1.34%		
BHP Billiton Finance (USA) Limited,		
5.0%, 12–15–10	2,075	2,039,999
Petroleum – International – 2.62%		
Anadarko Petroleum Corporation,		
5.375%, 3–1–07	4,000	3,995,760

See Notes to Schedule of Investments on page 23.

The Investments of Limited-Term Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Railroad – 2.67%		
CSX Corporation,		
6.25%, 10–15–08	$4,000	**$ 4,084,928**
Utilities – Electric – 8.00%		
FPL Group Capital Inc,		
7.625%, 9–15–06	5,020	5,069,176
Kansas City Power & Light Company,		
6.0%, 3–15–07	2,001	2,010,993
Virginia Electric and Power Company,		
5.375%, 2–1–07	5,150	5,142,584
		12,222,753
Utilities – Telephone – 3.78%		
Compania de Telecomunicaciones de Chile S.A.,		
7.625%, 7–15–06	1,500	1,504,091
GTE Corporation,		
6.36%, 4–15–06	3,264	3,264,819
SBC Communications Inc.,		
4.95063%, 11–14–08	1,000	1,001,843
		5,770,753
TOTAL CORPORATE DEBT SECURITIES – 38.19%		**$ 58,331,582**
(Cost: $59,313,772)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligation – 6.39%		
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	5,000	4,837,360
5.0%, 10–18–10	5,000	4,925,445
		9,762,805
Mortgage-Backed Obligations – 23.83%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.0%, 12–15–12	1,187	1,142,505
4.0%, 5–15–16	3,664	3,534,574
3.5%, 12–15–16	1,439	1,364,873
5.5%, 7–15–17 (Interest Only)	2,772	103,497
5.5%, 10–15–23 (Interest Only)	10,143	702,400
5.0%, 6–15–24 (Interest Only)	4,000	459,713

See Notes to Schedule of Investments on page 23.

The Investments of Limited-Term Bond Fund

March 31, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed Rate		
Participation Certificates:		
5.5%, 5–1–07	$ 290	$ 291,126
4.5%, 5–1–10	1,479	1,443,733
4.0%, 6–1–14	3,813	3,602,930
5.0%, 9–1–17	168	164,428
4.5%, 1–1–18	1,879	1,797,381
4.5%, 2–1–18	1,870	1,788,281
4.5%, 4–1–18	1,866	1,785,803
4.5%, 3–1–19	3,131	2,990,556
Federal National Mortgage Association Agency		
REMIC/CMO,		
5.0%, 6–25–28	4,536	4,476,962
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
5.5%, 2–1–17	108	107,399
5.5%, 1–1–18	1,114	1,108,524
5.0%, 3–1–18	1,823	1,780,871
5.0%, 6–1–20	2,636	2,570,711
5.106%, 10–1–35	1,447	1,422,869
Government National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
5.5%, 10–15–17	46	46,315
5.0%, 12–15–17	437	430,268
4.0%, 9–15–18	1,998	1,879,097
3.75%, 1–20–34	1,430	1,403,124
		36,397,940
Treasury Obligations – 28.11%		
United States Treasury Notes:		
4.75%, 11–15–08	5,000	4,989,455
3.125%, 4–15–09	5,000	4,762,500
4.0%, 6–15–09	5,000	4,878,320
4.0%, 3–15–10	5,000	4,852,540
5.0%, 8–15–11	5,000	5,043,945
4.375%, 8–15–12	5,000	4,870,115
4.75%, 5–15–14	4,000	3,965,000
4.25%, 8–15–14	5,000	4,785,740
4.25%, 11–15–14	5,000	4,778,905
		42,926,520
TOTAL UNITED STATES GOVERNMENT AND		
GOVERNMENT AGENCY OBLIGATIONS – 58.33%		**$ 89,087,265**
(Cost: $91,799,172)		

See Notes to Schedule of Investments on page 23.

The Investments of Limited-Term Bond Fund

March 31, 2006

SHORT-TERM SECURITY – 2.60%	Principal Amount in Thousands	Value
Finance Companies		
Preferred Receivables Funding Corp.,		
4.88%, 4–3–06	$3,972	$ 3,970,923
(Cost: $3,970,923)		
TOTAL INVESTMENT SECURITIES – 99.12%		$151,389,770
(Cost: $155,083,867)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.88%		1,349,025
NET ASSETS – 100.00%		$152,738,795

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

(A) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, the total value of this security amounted to 1.89% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

LIMITED-TERM BOND FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $155,084) (Notes 1 and 3)	$151,390
Cash	1
Receivables:	
Interest.	1,619
Fund shares sold.	189
Prepaid and other assets	19
Total assets	153,218

LIABILITIES

Payable to Fund shareholders	316
Accrued shareholder servicing (Note 2).	56
Dividends payable.	53
Accrued service fee (Note 2)	26
Accrued accounting services fee (Note 2)	6
Accrued management fee (Note 2)	2
Accrued distribution fee (Note 2)	1
Other.	19
Total liabilities	479
Total net assets.	$152,739

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 155
Additional paid-in capital	156,703
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	—
Accumulated undistributed net realized loss on	
investment transactions	(425)
Net unrealized depreciation in value of investments.	(3,694)
Net assets applicable to outstanding units of capital.	$152,739
Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.85
Class B	$9.85
Class C	$9.85
Class Y	$9.85
Capital shares outstanding:	
Class A	12,236
Class B	816
Class C	601
Class Y	1,846
Capital shares authorized	1,500,000

See Notes to Financial Statements.

Statement of Operations

LIMITED-TERM BOND FUND
For the Six Months Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$3,362
Expenses (Note 2):	
Investment management fee	401
Shareholder servicing:	
Class A	212
Class B	22
Class C	14
Class Y	16
Service fee:	
Class A	153
Class B	10
Class C	8
Distribution fee:	
Class A	3
Class B	31
Class C	23
Accounting services fee	34
Audit fees	9
Custodian fees	4
Legal fees	1
Other	69
Total expenses	1,010
Net investment income	2,352

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(153)
Unrealized depreciation in value of investments	(1,875)
Net loss on investments	(2,028)
Net increase in net assets resulting from operations	$ 324

See Notes to Financial Statements.

Statement of Changes in Net Assets

LIMITED-TERM BOND FUND
(In Thousands)

	For the six months ended March 31, 2006	For the fiscal year ended September 30, 2005
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 2,352	$ 4,122
Realized net loss on investments	(153)	(241)
Unrealized depreciation.	(1,875)	(2,291)
Net increase in net assets resulting from operations.	324	1,590
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(1,842)	(3,293)
Class B	(84)	(142)
Class C	(64)	(123)
Class Y	(362)	(564)
Realized gains on investment transactions:		
Class A	(—)	(91)
Class B	(—)	(7)
Class C	(—)	(5)
Class Y	(—)	(13)
	(2,352)	(4,238)
Capital share transactions (Note 5)	(5,457)	(14,120)
Total decrease	(7,485)	(16,768)
NET ASSETS		
Beginning of period.	160,224	176,992
End of period.	$152,739	$160,224
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 27 - 30.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,			For the period from 9-3-02[1] to 9-30-02
		2005	2004	2003	
Net asset value, beginning of period	$9.98	$10.14	$10.23	$10.05	$10.00
Income (loss) from investment operations:					
Net investment income	0.15	0.25	0.21	0.19	0.01
Net realized and unrealized gain (loss) on investments.	(0.13)	(0.15)	(0.09)	0.18	0.05
Total from investment operations	0.02	0.10	0.12	0.37	0.06
Less distributions from:					
Net investment income	(0.15)	(0.25)	(0.21)	(0.19)	(0.01)
Capital gains	(0.00)	(0.01)	(0.00)*	(0.00)	(0.00)
Total distributions	(0.15)	(0.26)	(0.21)	(0.19)	(0.01)
Net asset value, end of period . . .	$9.85	$ 9.98	$10.14	$10.23	$10.05
Total return[2]	0.15%	0.99%	1.20%	3.70%	0.61%
Net assets, end of period (in millions)	$121	$125	$139	$113	$4
Ratio of expenses to average net assets including voluntary expense waiver	1.24%[3]	1.23%	1.28%	1.25%	1.16%[3]
Ratio of net investment income to average net assets including voluntary expense waiver	2.96%[3]	2.51%	2.05%	1.87%	1.82%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	—[4]	—[4]	—[4]	1.28%	1.66%[3]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[4]	—[4]	—[4]	1.84%	1.32%[3]
Portfolio turnover rate	22%	30%	41%	24%	3%

*Not shown due to rounding.
(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,			For the period from 9-3-02[1] to 9-30-02
		2005	**2004**	**2003**	
Net asset value, beginning of period	$9.98	$10.14	$10.23	$10.05	$10.00
Income (loss) from investment operations:					
Net investment income	0.10	0.16	0.11	0.10	0.01
Net realized and unrealized gain (loss) on investments.	(0.13)	(0.15)	(0.09)	0.18	0.05
Total from investment operations	(0.03)	0.01	0.02	0.28	0.06
Less distributions from:					
Net investment income	(0.10)	(0.16)	(0.11)	(0.10)	(0.01)
Capital gains	(0.00)	(0.01)	(0.00)*	(0.00)	(0.00)
Total distributions	(0.10)	(0.17)	(0.11)	(0.10)	(0.01)
Net asset value, end of period.	$9.85	$ 9.98	$10.14	$10.23	$10.05
Total return	−0.32%	0.02%	0.27%	2.78%	0.55%
Net assets, end of period (in thousands)	$8,039	$8,452	$10,511	$10,155	$309
Ratio of expenses to average net assets including voluntary expense waiver	2.18%[2]	2.19%	2.20%	2.15%	2.05%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	2.01%[2]	1.54%	1.13%	0.97%	0.91%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	2.18%	2.55%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	0.94%	0.41%[2]
Portfolio turnover rate	22%	30%	41%	24%	3%

*Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,			For the period from 9-3-02[1] to 9-30-02
		2005	2004	2003	
Net asset value, beginning of period	$9.98	$10.14	$10.23	$10.05	$10.00
Income (loss) from investment operations:					
Net investment income	0.10	0.17	0.12	0.09	0.01
Net realized and unrealized gain (loss) on investments.	(0.13)	(0.15)	(0.09)	0.18	0.05
Total from investment operations	(0.03)	0.02	0.03	0.27	0.06
Less distributions from:					
Net investment income	(0.10)	(0.17)	(0.12)	(0.09)	(0.01)
Capital gains	(0.00)	(0.01)	(0.00)*	(0.00)	(0.00)
Total distributions	(0.10)	(0.18)	(0.12)	(0.09)	(0.01)
Net asset value, end of period	$9.85	$ 9.98	$10.14	$10.23	$10.05
Total return	−0.29%	0.13%	0.37%	2.73%	0.55%
Net assets, end of period (in thousands)	$5,923	$6,297	$9,079	$6,946	$66
Ratio of expenses to average net assets including voluntary expense waiver	2.11%[2]	2.09%	2.11%	2.11%	2.03%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	2.08%[2]	1.64%	1.23%	1.01%	0.89%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	2.14%	2.53%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	0.98%	0.39%[2]
Portfolio turnover rate	22%	30%	41%	24%	3%

*Not shown due to rounding
(1) Commencement of operations of the class.
(2) Annualized.
(3) Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,			For the period from 9-3-02[1] to 9-30-02
		2005	2004	2003	
Net asset value, beginning of period	$9.98	$10.14	$10.23	$10.05	$10.00
Income (loss) from investment operations:					
Net investment income	0.17	0.30	0.26	0.23	0.01
Net realized and unrealized gain (loss) on investments.	(0.13)	(0.15)	(0.09)	0.18	0.05
Total from investment operations	0.04	0.15	0.17	0.41	0.06
Less distributions from:					
Net investment income	(0.17)	(0.30)	(0.26)	(0.23)	(0.01)
Capital gains	(0.00)	(0.01)	(0.00)*	(0.00)	(0.00)
Total distributions	(0.17)	(0.31)	(0.26)	(0.23)	(0.01)
Net asset value, end of period.	$9.85	$ 9.98	$10.14	$10.23	$10.05
Total return	0.37%	1.45%	1.68%	4.10%	0.63%
Net assets, end of period (in millions)	$18	$20	$18	$11	$7
Ratio of expenses to average net assets including voluntary expense waiver	0.78%[2]	0.78%	0.80%	0.88%	0.92%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	3.41%[2]	2.97%	2.55%	2.27%	1.77%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	0.91%	1.42%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[3]	—[3]	—[3]	2.24%	1.27%[2]
Portfolio turnover rate.	22%	30%	41%	24%	3%

*Not shown due to rounding
[1] Commencement of operations of the class.
[2] Annualized.
[3] Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Fixed Income Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues two series of capital shares; each series represents ownership of a separate mutual fund. The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's Valuation Committee makes fair value determiniations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis and includes differences between cost and face amount on principal reductions of securities. See Note 3 – Investment Security Transactions.

C. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – For each Fund, all of that Fund's net investment income is declared and recorded by the Fund as dividends payable on each day to shareholders of record as of the close of the preceding business day. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Government Securities Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Limited-Term Bond Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%

However, WRIMCO has agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of each Fund's records, pricing of each Fund's shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Corporation pays WRSCO a per account charge for shareholder servicing. The monthly fee is as follows for each Fund: $1.6958 for each shareholder account which was in existence at any time during the prior month and, for Class A shares, $.75 for each shareholder check drawn on the checking account of the Fund. With respect to Class Y shares, the Corporation pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Corporation also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, W&R receives gross sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the six-month period ended March 31, 2006, W&R received the following amounts in gross sales commissions and CDSC:

	Gross Sales Commissions	CDSC		
		Class A	Class B	Class C
Government Securities Fund	$275,612	$ 592	$26,641	$2,438
Limited-Term Bond Fund	81,301	1,860	8,259	1,189

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the six-month period ended March 31, 2006, W&R paid the following amounts: Government Securities Fund – $185,312 and Limited-Term Bond Fund – $57,164.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/ or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/ or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, each Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Corporation paid Directors' regular compensation of $11,039, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Investment securities transactions for the six-month period ended March 31, 2006 are summarized as follows:

	Government Securities Fund	Limited-Term Bond Fund
Purchases of investment securities, excluding short-term and U.S. government obligations.	$ —	$ 17,242,843
Purchases of U.S. government obligations	52,654,045	15,964,008
Purchases of short-term securities	658,589,457	416,973,566
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations	—	24,697,175
Proceeds from U.S. government obligations	59,717,550	14,847,718
Proceeds from maturities and sales of short-term securities.	662,759,000	415,305,358

For Federal income tax purposes, cost of investments owned at March 31, 2006 and the related appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Depreciation
Government Securities Fund.	$234,687,276	$1,533,991	$6,524,160	$(4,990,169)
Limited-Term Bond Fund	155,083,867	83,137	3,777,234	(3,694,097)

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended September 30, 2005 and the related capital loss carryover and post-October activity were as follows:

	Government Securities Fund	Limited-Term Bond Fund
Net ordinary income.	$9,246,096	$4,123,637
Distributed ordinary income	9,139,933	4,235,536
Undistributed ordinary income*	208,758	39,893
Realized long-term capital gains	66,523	—
Distributed long-term capital gains	1,652,085	—
Undistributed long-term capital gains*.	66,497	—
Capital loss carryover.	—	34,916
Post-October losses deferred	—	237,050

*This entire amount was distributed prior to March 31, 2006.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Limited-Term Bond Fund
September 30, 2013.	$ 34,916

NOTE 5 – Multiclass Operations

Each Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Funds.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the six-month period ended March 31, 2006 are summarized below. Amounts are in thousands.

	Government Securities Fund	Limited-Term Bond Fund
Shares issued from sale of shares:		
Class A	4,216	2,228
Class B	176	121
Class C	261	117
Class Y	580	420
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	751	180
Class B	49	8
Class C	32	6
Class Y	19	36
Shares redeemed:		
Class A	(6,792)	(2,739)
Class B	(459)	(160)
Class C	(437)	(153)
Class Y	(86)	(617)
Decrease in outstanding capital shares	(1,690)	(553)
Value issued from sale of shares:		
Class A	$22,959	$22,121
Class B	955	1,197
Class C	1,418	1,161
Class Y	3,139	4,174
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	4,087	1,786
Class B	269	83
Class C	172	63
Class Y	103	359
Value redeemed:		
Class A	(36,931)	(27,179)
Class B	(2,500)	(1,586)
Class C	(2,376)	(1,519)
Class Y	(467)	(6,117)
Decrease in outstanding capital	$ (9,172)	$ (5,457)

Transactions in capital stock for the fiscal year ended September 30, 2005 are summarized below. Amounts are in thousands.

	Government Securities Fund	Limited-Term Bond Fund
Shares issued from sale of shares:		
Class A	8,718	4,353
Class B	424	176
Class C	538	210
Class Y	160	455
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,622	329
Class B	118	15
Class C	72	12
Class Y	37	57
Shares redeemed:		
Class A	(11,088)	(5,872)
Class B	(922)	(380)
Class C	(715)	(487)
Class Y	(121)	(271)
Decrease in outstanding capital shares	(1,157)	(1,403)
Value issued from sale of shares:		
Class A	$48,554	$ 43,835
Class B	2,368	1,772
Class C	2,998	2,111
Class Y	888	4,576
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	9,030	3,303
Class B	656	146
Class C	405	126
Class Y	207	576
Value redeemed:		
Class A	(61,766)	(59,125)
Class B	(5,133)	(3,831)
Class C	(3,980)	(4,903)
Class Y	(669)	(2,706)
Decrease in outstanding capital	$ (6,442)	$(14,120)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Fixed Income Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Government Securities Fund and Waddell & Reed Advisors Limited-Term Bond Fund (collectively the "Funds") comprising Waddell & Reed Advisors Fixed Income Funds, Inc., as of March 31, 2006, and the related statements of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended September 30, 2005, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of each of the respective Funds comprising Waddell & Reed Advisors Fixed Income Funds, Inc. as of March 31, 2006, the results of their operations for the six-month period then ended, the changes in their net assets for the six-month period then ended and the fiscal year ended September 30, 2005, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 16, 2006

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Funds are generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Limited-Term Bond Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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